

Mail Stop 4628

August 10, 2017

John F. Bookout, IV
Chief Financial Officer
Noble Midstream Partners LP
1001 Noble Energy Way
Houston, TX 77070

> **Re:** **Noble Midstream Partners LP**
> **Registration Statement on Form S-1**
> **Filed July 14, 2017**
> **File No. 333-219287**

Dear Mr. Bookout:

We have limited our review of your registration statement and have no comments.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 or, in his absence, me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Legal Branch Chief
Office of Natural Resources

cc: G. Michael O'Leary
George J. Vlahakos
Andrews Kurth Kenyon LLP